UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 31, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED CHANGE OF AUDITORS

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Pursuant to the relevant requirements under the Circular on the Issues Relating to Accounting Firms Undertaking Audit of Final Financial Accounts of Central State-Owned Enterprises (Cai Kuai [2011] No. 24) (《關於會計師事務所承擔中央企業財務決算審計有關問題的通知》(財會[2011]24號)) issued by the Ministry of Finance and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China, as Ernst & Young Hua Ming LLP and Ernst & Young (collectively referred to as “EY”), being the current auditors of the Company, have provided audit services to the Company for eight consecutive years and reached the limit of term of service for providing audit services, the Company proposes to change its auditors.

At the 2021 second regular meeting of the board of directors of the Company (the “Board”), the following resolution regarding the appointment of the auditors and internal control auditors of the Company for the year 2021 has been passed:

I.

Considered and approved the resolution regarding the appointment of the auditors for the financial reports of the Company and the internal control auditors of the Company for the year 2021, and decided to submit this resolution to the forthcoming 2020 annual general meeting of the Company (the “AGM”) for consideration and approval.

Agreed not to re-appoint EY as the auditors for the financial reports of the Company and the internal control auditors of the Company for the year 2021; and agreed to appoint PricewaterhouseCoopers Zhong Tian LLP (“PwC ZT”) as the auditors for the PRC (A shares) financial reports and US (ADR) financial reports of the Company and the internal control auditors of the Company for the year 2021, and appoint PricewaterhouseCoopers (“PwC”) as the auditors for the Hong Kong (H shares) financial reports of the Company for the year 2021, for which the audit fees for the financial reports and internal control shall amount to RMB12 million (value-added tax inclusive) in total. This resolution is still subject to consideration and approval at the AGM.

EY has confirmed in writing that there are no matters in connection with its resignation that need to be brought to the attention to the shareholders of the Company. The Board is not aware of any circumstances in connection with the proposed change of auditors that need to be brought to the attention to the shareholders of the Company. The Board and the audit and risk management committee of the Board have also confirmed that there is no disagreement or unresolved matter between the Company and EY.

The Company believes that the proposed change of auditors will not affect the publication of the annual report of the Company for the year ended 31 December 2020.

The proposed change of auditors is subject to consideration and approval by the shareholders of the Company at the AGM. The notice of the 2020 AGM containing (among other things) details of the proposed change of auditors will be despatched to the shareholders of the Company in due course.

The Board would like to express its sincere gratitude to EY for its quality services rendered to the Company during the past years.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

30 March 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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